CARENGEN

Senior Life Planning & Solutions Platform



carengen.com Buffalo, NY

Notable Angel | Female Founder | SaaS | Repeat Founder | Investment Memo

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Investment Memo
An investor has written an Investment Memo

1. MVP version of platform complete
2. Multiple rounds of focus group user tests complete
3. Signed pilot agreement with local bank (Buffalo, NY) - launch Feb 9th
4. Seed investment from private/angel investor secured

5 Accepted into Launch NY's Entrepreneur-in-Residence (EIR) Program

Team



Jennifer Redding Founder/CEO SPV Voting Proxy



Priya Pinto Founder



Chris Brown-Hall Founder

Preemptive planning & holistic eldercare

Our Story Begins with Truth

Anyone who has cared for an aging loved one knows it is one of the hardest things you'll ever do. And yet, it's also one of the most profound. We know this because we've lived it and so have millions of families across this country. The sleepless nights wondering if you're making the right decisions. The phone calls that leave you feeling more confused than when you started. The weight of responsibility that sits on your shoulders, heavy and unrelenting.

CareNgen was developed from a need to help families navigate the complexities of aging planning and care and to make it as simple, specific, and supportive as possible. We said, "There has to be a better way." And so, we built one.


The Hidden Cost of America's Caregiver Crisis
Problem: $33B* in productivity losses annually due to caregiver absenteeism and presenteeism
Why: 53M** Americans are unpaid caregivers
Cause: 11K+*** people turn 65 daily
Employer Pain: 61% of family caregivers are employed and companies lack effective resources to support them
*Source: https://areaagencyonaging.org/generations-columns/the-hidden-cost-of-care-why-every-employer-needs-an-eldercare-policy-june-21-2025/
** Source: AARP and National Alliance for Caregiving. "Caregiving in the United States 2020." AARP Public Policy Institute, 2020
*** Source: Alliance for Lifetime Income, Retirement Income Institute. Peak 65 Zone Report. 2024. (Based on U.S. Social Security Administration projections derived from U.S. Census Bureau Vintage 2024 Population Estimates.)
**** Source: Rosalyn Carter Institute for Caregivers. Working While Caring: A National Survey of Employed Family Caregivers. 2021.
CARENGEN

Our Mission: Lifting Each Other Up

We exist to empower every family member caring for an older adult with the tools, knowledge, and support they need to make confident, informed decisions. Because when you're equipped with the right resources, you don't just survive this journey you show up as the advocate, the protector, the loving family member you've always wanted to be.

Our Vision: Nobody Gets Left Behind

Picture a world where no family faces the complexities of aging care alone. Where every person has access to guidance that's not just helpful, but deeply personal.

How We Show Up for You

Here's what we know to be true: caregiving is love in action. It's messy and beautiful and exhausting all at once. CareNgen shows up as your steady presence in the chaos, not as someone who talks at you from a distance, but as someone who sits beside you and says, "Let's figure this out together."

We meet you exactly where you are whether you're just starting to notice changes in your loved one, or you're deep in the thick of complex care decisions. We don't judge. We don't overwhelm you with information you can't use. We simply extend our hand and walk forward with you, step by step.

What Makes Us Different: Integration That Actually Works

We're not here to add to your pile of resources that don't talk to each other. We're here to give you something that actually works:

Context-	Real, actionable guidance that makes sense for your specific situation. Whether it's memory

Aware Aging Plans — changes, mobility challenges, or hearing loss, we help you see what's coming and prepare for it with confidence.

Centralized Coordination Tools — One place where your whole family can stay connected, share updates, manage tasks, and communicate with care providers. Because coordination shouldn't be another full-time job.

Trusted Local Service Network — The highest quality professionals in your community, carefully vetted and ready to serve your family with the excellence you deserve.

We don't give you fragments and call it help. We give you the whole picture, the full support system, the complete toolkit for this journey.

Our Values in Action

Everything we do is guided by these principles:

- We Simplify Without Dumbing Down - Complex care planning becomes clear, manageable steps that honor your intelligence and respect your time.
- We Educate to Elevate - Knowledge is power, and we make sure you have both the information and the confidence to use it effectively.
- We Build Bridges, Not Walls - Trust isn't just nice to have - it's essential. We connect you only with providers who've earned their place in our network.
- We Protect What Matters Most - Dignity and compassion aren't luxuries. They're requirements, and we make sure they guide every decision.

The Impact We're Creating Together



Families

Peace of mind that comes from knowing you're making informed decisions. The relief of having a clear path forward. The confidence that comes from being truly supported.



Providers

Meaningful connections with families who need their expertise, backed by context that makes their work more effective and fulfilling.



Communities

Stronger, more connected caregiving networks that lift everyone up and create systems that actually serve the people who need them most.

Every family who finds their footing. Every older adult who maintains their independence a little longer. Every community

maintains their independence a little longer. Every community that becomes more supportive and inclusive. This is what we're building together.

Our Approach to Sharing This Message

- We Start with Heart - "We see you in all your complexity. Your love, your worry, your determination. You are not alone in this."
- We Provide Clear Direction - "Here's exactly what you can do next. Here's the support you need. Here's how we'll walk through this together."
- We Create Real Connection - "The right people, the right tools, the right community - we bring it all together so nothing falls through the cracks."

Our Invitation to You

CareNgen is about transforming how families experience one of life's most challenging chapters and turning it into something that, while still difficult, is also manageable, supported, and filled with grace.

We're building a community where no one has to figure this out alone. Where families have what they need to not just get through this journey, but to find meaning, connection, and even joy along the way.

This work matters. These families matter. You matter.

Join us.